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                                                             OMB APPROVAL
                                 UNITED STATES               OMB NUMBER 3235-0145
                      SECURITIES AND EXCHANGE COMMISSION     EXPIRES: DECEMBER 31,2005
                            WASHINGTON, D.C. 20549           ESTIMATED AVERAGE BURDEN
                                                             HOURS PER RESPONSE ...11
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                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 2



                        THE ULTIMATE SOFTWARE GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    90385D107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               SEPTEMBER 23, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


      [   ]  Rule 13d-1(b)

      [   ]  Rule 13d-1(c)


      [ X ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                PAGE 1 OF 8 PAGES

CUSIP NO. 90385D107                    13G                     PAGE 2 OF 8 PAGES

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       HarbourVest Partners, LLC
       I.R.S. No. 04-3335829

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [   ]
       [   ]
                                                                   (b) [   ]
       N/A

  3    SEC USE ONLY

  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware


                5   SOLE VOTING POWER
  Number of
   Shares           816,000
Beneficially
  Owned by      6   SHARED VOTING POWER
    Each
 Reporting          -0-
   Person
    With        7   SOLE DISPOSITIVE POWER

                    816,000

                8   SHARED DISPOSITIVE POWER

                    -0-

  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       816,000

  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       4.0%

  12   TYPE OF REPORTING PERSON*

       IA
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                PAGE 2 OF 8 PAGES

CUSIP NO. 90385D107                    13G                     PAGE 3 OF 8 PAGES

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D. Brooks Zug

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [   ]

                                                                   (b) [   ]
       N/A

  3    SEC USE ONLY

  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       USA

                5   SOLE VOTING POWER
  Number of
   Shares           0
Beneficially
  Owned by      6   SHARED VOTING POWER
    Each
 Reporting          816,000
  Person
   With         7   SOLE DISPOSITIVE POWER

                    0

                8   SHARED DISPOSITIVE POWER

                    816,000

  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       816,000

  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A

  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       4.0%

  12   TYPE OF REPORTING PERSON*

       IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                PAGE 3 OF 8 PAGES

CUSIP NO. 90385D107                    13G                     PAGE 4 OF 8 PAGES

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Edward W. Kane

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [   ]

                                                                   (b)  [   ]
       N/A

  3    SEC USE ONLY

  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       USA

                5   SOLE VOTING POWER
  Number of
   Shares           0
Beneficially
  Owned by      6   SHARED VOTING POWER
    Each
 Reporting          816,000
  Person
   With         7   SOLE DISPOSITIVE POWER

                    0

                8   SHARED DISPOSITIVE POWER

                    816,000

  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       816,000

  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A

  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       4.00%

  12   TYPE OF REPORTING PERSON*

       IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                PAGE 4 OF 8 PAGES

        Item 1(a)  Name of Issuer:
                   The Ultimate Software Group, Inc.

        Item 1(b)  Address of Issuer's Principal
                   Executive Offices:
                   2000 Ultimate Way
                   Weston, FL  33326

        Item 2(a)  Name of Person Filing:
                   This filing is made on behalf of HarbourVest Partners, LLC ("HarbourVest"), Edward W. Kane ("Kane") and D. Brooks Zug ("Zug").

        Item 2(b) Address of the Principal Offices: The principal business office of each reporting person is One Financial Center, 44th floor, Boston, Massachusetts 02111.

        Item 2(c)  Citizenship:
                   HarbourVest is organized and exists under the laws of the State of Delaware. Kane and Zug are United States citizens.

        Item 2(d)  Title of Class of Securities:
                   Common Stock

        Item 2(e)  CUSIP Number:
                   90385D107

        Item 3 If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:


               HarbourVest        (e) (X)   Investment Adviser registered
                                            under Section 203 of the Investment
                                            Advisers Act of 1940.

               Kane:              Not applicable
               Zug:               Not applicable




                                PAGE 5 OF 8 PAGES

        Item 4    Ownership:


(a) Amount Beneficially Owned: HarbourVest has beneficial ownership of 816,000 shares of Common Stock. HarbourVest is the managing member of HVP V-Direct Associates L.L.C., the general partner of HarbourVest Partners V-Direct Fund L.P. ("Fund V"). Fund V is the recorded and ultimate owner of the foregoing securities. HarbourVest, in its capacity as managing member of the general partner of Fund V, has the sole power to vote and dispose of the securities held by Fund V. Messrs. Kane and Zug are Managing Members of HarbourVest. As such, they share the voting control of HarbourVest. While neither of them owns of record any shares of The Ultimate Software Group, as the result of their positions, Kane and Zug may be deemed to be beneficial owners of and to have the power to exercise or to direct the exercise of voting and/or dispositive power with respect to the shares reported herein. Messrs. Kane and Zug disclaim beneficial ownership over any of the reported securities which they may be deemed to beneficially own.

                (b)     Percent of Class: 4.00% of the Common Stock.


                (c)     Number of shares as to which such person has:

                        (i)   sole power to vote or to direct the vote:
                              HarbourVest has sole power to vote or to direct the vote of 816,000 shares of Common Stock.

                        (ii) shared power to vote or to direct the vote: Kane and Zug share the power to vote 816,000 shares of Common Stock.

                        (iii) sole power to dispose or to direct the disposition
                              of: HarbourVest has sole power to dispose or to direct the disposition of 816,000 shares of Common Stock.

                        (iv) shared power to dispose or to direct the disposition of: Kane and Zug have sole power to dispose or to direct the disposition of 816,000 shares of Common Stock.

         Item 5     Ownership of Five Percent or Less of a Class:

                    With this filing, the Reporting Persons state that they own under 5 percent of Common Stock of the Issuer.


         Item 6     Ownership of More than Five Percent on Behalf of Another
                    Person:

                    See Item 4 above.

         Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

                    Not applicable.

         Item 8     Identification and Classification of Members of the Group:
                    Not applicable.

         Item 9     Notice of Dissolution of a Group:

                    Not applicable.

         Item 10    Certification:

                    By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



                                PAGE 6 OF 8 PAGES

                                    SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: September 23, 2003           HARBOURVEST PARTNERS, LLC

                                    By:  /s/ Martha D. Vorlicek
                                         -----------------------------------
                                    Name: Martha D. Vorlicek
                                    Title: Managing Director


Dated: September 23, 2003           EDWARD W. KANE

                                    By:  /s/ Edward W. Kane
                                         -----------------------------------
                                    Name: Edward W. Kane


Dated: September 23, 2003           D. BROOKS ZUG

                                    By:  /s/ D. Brooks Zug
                                         -----------------------------------
                                    Name: D. Brooks Zug






          The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec. 240.13d-7 for other parties for whom copies are to be sent.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)



                                PAGE 7 OF 8 PAGES